January 25, 2006
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re:	Tollgrade Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 26, 2005
Form 10-Q for Fiscal Quarter Ended June 25, 2005
Form 10-Q for Fiscal Quarter Ended September 24, 2005
File No. 0-27312
Dear Mr. Spirgel:
     This letter sets forth the responses of Tollgrade Communications, Inc. (“the Company”) which should serve to finalize all matters currently pending that were raised in your letters to us dated July 25, 2005 and September 23, 2005, as well as those matters communicated to the Company during our teleconferences on November 23, 2005, December 16, 2005, December 21, 2005, and January 18, 2006. Each of these comments are set forth in the chronological order that they were originally raised.
Goodwill, page 26
     We will remove any reference in the aforementioned Form 10-Q’s, to the use of a twelve month moving average share price in estimating the fair market value of our equity. We will replace it with language which indicates that we have utilized the quoted share price at the impairment measurement date(s) in estimating the fair value of our shareholders’ equity for years 2004 and prior. At December 31, 2005, management will utilize the estimate of fair market value based on the quoted share price, supplemented with an estimated change in control premium in accordance with SFAS #142. Management will clearly disclose this approach in its December 31, 2005 Form 10-K in connection with its discussion of impairment testing. We will provide this proposed disclosure to you before we file our Form 10-K for December 31, 2005 as discussed later in this memo.
Note 2 Intangible Assets, page 46
     LoopCare Base Software
To determine an estimated economic useful life for the LoopCare Base Software, we considered (a) the historical period that the software has been in use and changes to the software during that period, (b) our potential market and expectations of future sales, (c) our actual post-acquisition sales experience to-date, and (d) the nature of our product and the potential for technical obsolescence in the future.
In sizing the market and developing expectations of future LoopCare sales, we looked at the number of existing copper lines in the world for which we believe there is a compelling economic business case for automated testing. We believe that copper telephone distribution networks will exist outside the United States for at least 50 years, and note that LoopCare has technological longevity in that it has existed in its current form without substantial change for nearly 35 years.
To date, our actual revenues have been generally consistent with our expectations:

	2001	2002	2003	2004	2005	Est. 2006
RTU Base Revenues	$66k	$1.8m	$700k	$1.0m	$1.8m	$2.2m
While we believe LoopCare has technological longevity, we considered the potential for changes in the environment, such as the introduction of deeper fiber deployment in the networks, etc.
Furthermore, while we expect to be marketing and selling LoopCare for quite sometime, our confidence in future projections diminishes over time. As a result, we believe it is prudent to limit the economic useful life for accounting purposes to 10 years.
Our amortization of this asset will follow the guidance in SFAS #86 paragraph 8. Specifically, this paragraph states “the greater of the amount computed using the ratio that current gross revenues bear to the total of current and anticipated future gross revenues for that product, or that amortization calculated under the straight-line method.”
     Cheetah Customer Base
In order to develop a useful life for this asset we looked to the guidance provided in SFAS #142, specifically paragraph 11 a.-f. At the date of acquisition the Company had determined that the Cheetah Base Software had an estimated useful life of ten years. As such, we look specifically to the guidance provided in paragraph 11.b of SFAS #142 which provides that an intangibles life may be defined by “the expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate.” The Cheetah Customer Base asset is largely comprised of the follow-on sales of Cheetah transponder hardware to customers who have previously purchased the Cheetah Base Software and as such there is a direct relationship. It has been our general experience that the follow-on sales of Cheetah hardware for network build-outs continue on for some time after the initial purchase of the Cheetah Base Software. Our estimate is that there is a 5-10 year halo effect. There are no other factors in SFAS #142, specifically paragraph 11, which serve to limit this assets life based on our review. Since the acquisition, there has been no customer churn, and our business with these customers continues to grow as our DOCSIS technology gains traction and has exceeded our initial expectation. Prior to the migration to DOCSIS, the legacy Cheetah transponder platform had been used for decades. An intervening platform has been offered for the last eight to ten years. Given the eventual industry standardization around DOCSIS, we expect that it will be used for the foreseeable future. Therefore, under a finite life approach for this asset we believe a 15 year life (10 year Cheetah Base Software life + 5 year halo hardware effect) for the Cheetah Customer Base is appropriate
Post Warranty Maintenance Agreements

Key 2001 Reference Points
In reaching our original conclusion for an indefinite life for this asset in 2001, the Company looked to guidance provided in SFAS #142, more specifically paragraph 11, sections a.-f. The Company concluded, based on the best information available at that date, that there were no legal, regulatory, contractual, competitive, economic, maintenance spend or other factors that would limit the useful life of the Asset to Tollgrade. One area that required high levels of judgment and specific industry expertise to assess was paragraph 11e, which states as a pertinent factor (emphasis added):
“The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels.)”
We will review each one of the sub-factors of paragraph 11e in light of the Company’s original conclusion that an indefinite life was warranted in 2001:
1)	Obsolescence – taken in the context of our business, we believe obsolescence refers to the forecastable or foreseeable effects of innovation and technological change over time that would render the underlying LoopCare Software not usable. We did not believe that simply because the LoopCare product is “software” or “technology”, that a broad conclusion could be drawn that innovation would create definable technological obsolescence for this product. In drawing that conclusion, we looked at the following factors:
a.	Current age of the underlying product without substantial change, nearly 30 years in 2001, indicating technical longevity in its current environment.

b.	Dependency of a small, finite number of key Regional Bell Operating Company (RBOC) customers on the underlying software in its current environment. Dependency here is quite high, the level of embedment in their networks is so deep that without it their entire copper centralized maintenance test function would cease to exist.

c.	Possibility of replacement by the RBOC’s with “better” technology in the current environment; deemed not a risk given RBOC dependency and level of embedment in their networks.
2)	Demand – demand for the underlying LoopCare Software is driven based on the need of the RBOC’s to provide quality assurance testing in the copper portion of their network. In reaching our conclusion here, we considered only predictable forces in existence in 2001 that would work either separately or in mass to reduce, over time, the critical need to test copper. In 2001, the competitive landscape, as well as the strategic plans of all RBOC’s, called for architecture topology and service changes that enhanced the importance of copper, such as DSL. Cellular service was at hand, but to predict it would reduce PSTN switched copper fixed line network for 120 million cooper loops in the United States was not reasonable. There were no other significant competitive factors, data points or technologies to review in 2001.

3)	Competition – there is no competition for this product. We submit that it will never be replaced by the RBOC’s until testing of copper loops is no longer required given the lack of competition and the significant internal cost the RBOC’s would incur to replace the software.

4)	Other Economic Factors
a.	Industry stability – these four agreements are with a finite set of four customers who constitute a group of the largest telephone companies in the world. Although each of the RBOC’s has its strengths and weaknesses, in 2001 and as of today, they are by far the strongest telephone companies in the world.

b.	Known Technological Advances – We believe this was a critical factor in our paragraph 11 analysis in 2001. There were no known or readily foreseeable technological advances in existence in 2001 that we could predict would reduce the value of copper distributed networks to a point where testing would not be required

(recall that such networks will need to be tested for as long as they exist). We believed this standard required the evaluation of “known” or foreseeable technological advancements and their impact on this market, not a prediction and extrapolation of the “unknown” to same.
Basis for Reconsideration of Indefinite Life
The Company believes there is substantial basis for applying a finite life to the Asset on a prospective basis. We believe that SFAS#142 provides clear guidance that circumstances unanticipated at the original asset lifing date should be evaluated periodically to determine the impact on asset life, value, or both. Although only four years passed since the original lifing date of the Asset, the rate of change on the Telecom industry over this four-year period has been significant. We submit that key lifing factors have changed in this environment, since the original lifing date, given recent developments in the telecom industry. On an overall basis, set against the backdrops of key lifing factors present in 2001, we believe the key events and considerations that support application of prospective amortization of the Asset are as follows:
The RBOC’s Focus on the Hybrid Fiber/Copper Network – 2001 to 2005
a.	As discussed above, there were no identifiable factors present in 2001 which indicated the Asset had a finite useful life. In reaching such a conclusion, we determined that there were no key product or market factors present that would lead to a reduction in the presence of the copper network to a point where copper loop testing would be unnecessary.

b.	There were no individually significant technological, competitive, or other market related “triggering events” from 2001 through the third quarter of 2005 that indicated a finite life for the Asset was warranted. Conversely, the reaction of the RBOC’s to pending competitive landscape changes, in 2001 and through today, as defined in each of their strategic plans, was to make enhancements to their existing copper networks to permit them to provide more bandwidth and higher levels of services such as DSL, VoIP, and eventually IP TV over this copper infrastructure.

c.	Management believes the value of these maintenance contracts to Tollgrade has increased from 2001 to 2005, based on successful negotiations.

d.	Advances in signaling compression technology have made it possible for telecom carriers to deliver IP services over their existing hybrid fiber/copper networks. The cost of replacing “the last mile” (or copper loop) section of the network would exceed $200 billion by today’s estimates. For this reason, three of the four RBOC’s (excluding Verizon, see below) have not indicated any desire to switch from their hybrid fiber/copper networks in the foreseeable future.
Verizon and FTTP-2005
a.	In late 2003, Verizon announced that they would begin to review in 2004, through Beta Site and limited rollout initiative, the viability of a Fiber-to-the-Premise (FTTP) architecture. In simple terms, Verizon was contemplating the installation of fiber cabling to consumers’ homes on a broad basis. The industry reaction, including investors, was not positive; this sentiment generally continues today. The primary reason was that the initiative was thought to potentially come at a cost to Verizon of approximately $2,000 per subscriber, or approximately $100 billion. Although Verizon’s FTTP announcement gave the world its first glimpse of Verizon’s view of its network of the future, they by no means convinced the industry that this network topology was committed to and underpinned by a viable business case. Investors have pushed Verizon’s market value down by nearly 30% through December 31, 2005.
b.	Although still on a very limited basis, rollout of the FTTP architecture by Verizon began in earnest during 2005. In their latest quarterly earnings release they announced that they had passed approximately 2.5 million homes which is approximately 5% of their customer base. At September 30, 2005, at a take rate of just 12.8%, their penetration of their own subscriber base stood at approximately 0.6% (320,000/49,000,000 subscribers). However, their future commitment to FTTP remains appears to remain firm.

c.	From 2001 through and including 2004, our Software Maintenance Agreement negotiations with Verizon resulted in increases on the portion of maintenance fee pertaining to the base software. Our negotiations for 2005 extended longer than normal as disclosed in our second quarter 2005 form 10-Q filed in August, 2005. Although our base software maintenance fee for Verizon is still in excess of the fee levels at acquisition in 2001, this signaled for the first time that contract negotiations with Verizon beyond September 30, 2005 may take on a new perspective.
Final Analysis
The Company is in the process of planning for its 2005 closing of its books and records and preparing its annual financial statements. In connection therewith, management is specifically planning for the December 31, 2005 asset impairment tests as well as a review of its’ indefinite life assertion, specifically related to the LoopCare Software Maintenance Agreements. Based on information available to the Company in 2001, through the present, we have concluded the following:
Indefinite Life Through September 30, 2005
a.	There were no definitive factors present in 2001 that would indicate to the Company that copper facilities would sufficiently decline in the future to a point where testing of copper loops would be impacted significantly and the Asset’s life would be finite.

b.	There were no triggering events, as defined, that occurred between 2001 and September 30, 2005 that changed management’s conclusion reached in a. above. This is supported by the fact that the value of these contracts as evidenced by the software maintenance fees for this service increased from 2001 through conclusion of negotiations in the third quarter of 2005.
The FTTP Factor
a.	Although announced as an initiative in late 2003, the commitment of Verizon to a substantial FTTP rollout was uncertain at that point given the high cost to install FTTP and the market’s skepticism. Verizon continues to market their DSL programs and continues to invest heavily in their hybrid fiber/copper network in order to provide DSL and other high-speed services in many of their service areas.

b.	However, on November 8, 2005, in their third quarter Form 10-Q, Verizon disclosed that their FTTP rollout had reached a level of 2.5 million homes passed, or approximately 5% of its wireline subscribers. We believe this factor, when considered in the context of a successful but certainly more difficult software maintenance fee discussion just concluded, necessitated a reconsideration of the Company’ indefinite life assertion for the Asset in the fourth quarter in 2005, and the determination that the Asset’s life is finite.
Useful Life
The task of assigning a useful life to the Asset is subjective and involves judgment. The remaining economic life of the installed base of the underlying proprietary LoopCare software which generates the Assets future value will be determined based on the need to perform copper analog testing in hybrid fiber/copper networks. Today there are approximately 120,000,000 million copper loops utilizing LoopCare. We do not believe there is a definable association between the number of loops under test and the cash flows that can or will be produced by this asset. Therefore, the application of any theory to determine either the life or the level of these contractual cash flows must be highly judgmental. Our approach to this task would be to determine at what future point we believe the copper telephone distribution network in the United States would cease to exist. Our best judgment in this area would be 50 years. RBOC’s generally redesign their transmission networks every 25 years. Since the current redesign which is near completion includes heavy reliance by the RBOC’s on the hybrid fiber/copper topology, we have assumed that it would take two complete cycles or 50 years for the role of copper to diminish substantially. This correlates to another industry standard, whereby it is our understanding that RBOC’s replace their network by approximately 2% each year. Assuming the RBOC’s would all start in the near future, it would take approximately 50 years to replace their current hybrid fiber/copper architecture. Although highly judgmental, we believe copper, which has existed in the phone networks of the United States for over 80 years, will continue to play a role for at least the next 50.
Cheetah Maintenance Agreements
     As discussed in our November 23, 2005 telephone conference call, upon acquisition of Cheetah in 2003, we determined the value of the separable Cheetah Maintenance Agreements at acquisition to be immaterial. However, since the Company may be making certain retroactive adjustments in its prior year financial statements the Company will separately value this asset ($160,000) and assign a finite useful life of ten years based on management’s best estimate.
December 31, 2005 Form 10-K
     As we discussed during our January 18 teleconference, it is our intention to reflect the effects of the Cheetah Customer Base and Maintenance Agreements and LoopCare Base Software retroactively, if related prior period adjustments are determined to be material by management and the Audit Committee, in our Form 10-K for December 31, 2005. Our current timetable indicates that we will spend the week of January 23, 2006 compiling and finalizing our materiality assessment for review with the Audit Committee on January 26, 2006. We anticipate the filing of our Form 10-K would imminently follow any 4.02(a) Form 8-K. We currently expect to file our December 31, 2005 Form 10-K on or about February 24, 2006. As per the Staff’s request, we will forward our Form 10-K disclosures regarding Intangible Assets to the Staff for review prior to its filing.
     We trust the aforementioned meets your expectations. We will work closely with the Staff as we move forward in finalizing our December 31, 2005 Form 10-K.
Sincerely,
/s/Samuel C. Knoch
Samuel C. Knoch
Chief Financial Officer and Treasurer
Tollgrade Communications, Inc.

cc:	Stephanie Hunsaker (SEC) Bob Carroll (SEC)